Christina DiAngelo

Division of Investment Management

June 20, 2012

June 20, 2012

VIA EDGAR

Christina DiAngelo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CĪON Investment Corporation

Pre-Effective Amendment No. 2 to Registration Statement on Form N-2

File No. 333-178646

Dear Ms. DiAngelo:

On behalf of CĪON Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 4, 2012 and during subsequent phone calls with respect to Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (File No. 333-178646) (the “Registration Statement”), filed with the Commission on April 23, 2012. The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions referenced in the Company’s responses have been included in Pre-Effective Amendment No. 3 to the Registration Statement (“Revised Registration Statement”), filed with the Commission on June 18, 2012.

1.	Disclosure throughout the Registration statement describes an expense reimbursement arrangement between the Company and Icon Investment Group, LLC (“IIG”).

a.	Please reconcile the disclosure in the narrative portions of the Registration Statement to the disclosure included in the Notes to the Company’s Financial Statements regarding this expense reimbursement arrangement.

Response: The Company has revised the disclosure accordingly.

Christina DiAngelo

Division of Investment Management

June 20, 2012

b.	Is there an agreement between the Company and IIG regarding this arrangement? If so, please describe and file the agreement with the Registration Statement.

Response: The Company hereby confirms that there is no written agreement between the Company and IIG regarding the expense reimbursement arrangement.

c.	What is the maximum amount of expense that IIG will cover and that the Company will reimburse? Is it 1.5% of gross proceeds? Please clarify.

Response: The maximum amount is 1.5% of gross proceeds. The Company respectfully refers the Staff to the disclosure throughout the Registration Statement, which provides that, “In addition to the sales load, we estimate that we will incur in connection with this offering approximately $37,500 of expenses (approximately 1.5% of the gross proceeds) if the minimum number of shares of common stock is sold, and approximately $15 million of expenses (approximately 1.5% of the gross proceeds) if the maximum number of shares of common stock is sold at $10 per share.” The Company has revised the disclosure related to this topic throughout the Registration Statement.

d.	Is the 1.5% rate fixed? How is the 1.5% calculated?

Response: The 1.5% rate is an estimate and is calculated based on the gross proceeds received at a point in time. As stated in the Registration Statement, this means that the Company estimates its expenses to be approximately $37,500 if the minimum number of shares is sold, which is 1.5% of the gross proceeds received at that point in time, and approximately $15 million of expenses if the maximum number of shares is sold, which is 1.5% of the gross proceeds received at that point in time. The Company has revised the disclosure related to this topic throughout the Registration Statement.

2.	Please disclose the amount of organizational and offering expenses incurred and paid to date in the Company’s financial statements and explain how the Company will account for offering expenses once the minimum offering requirement has been met. In light of the organizational and offering expense reimbursement arrangement described in the Registration Statement, please be advised that the Staff expects the Company to present as a liability in its financial statements all such organizational and offerings costs for which it is probable that the Company will be required to reimburse its external investment adviser (a “FAS 5 Analysis”). If the Company determines that it is not necessary to present such expenses as a liability in its financial statements, then please provide the analysis the Company conducted under FAS 5 in order to reach such conclusion.

Christina DiAngelo

Division of Investment Management

June 20, 2012

Response: As of this date, the Company has not incurred any organizational or offering expenses, since such expenses have been paid by IIG or its affiliates on its behalf. Reference is made to the disclosure on page 65 of the Registration Statement, which states: “All organization costs will be funded by IIG and its affiliates and there will be no liability for the organization costs to us until we have met the minimum offering requirement. We will expense organization costs when incurred, if and when IIG submits such costs for reimbursement. As of March 31, 2012, IIG and its affiliates have incurred approximately $137,000 of organization costs, which may be subject to reimbursement by us.” Accordingly, IIG has assumed the risk of such organization costs and the Company will only have liability for such costs if and when (i) we meet the minimum offering requirement, and (ii) IIG decides to submit such costs for reimbursement. Reference is also made to footnote 5 on the cover page of the Prospectus that states: “In addition to the sales load, we estimate that we will incur in connection with this offering approximately $37,500 of expenses . . . if the minimum number of shares of common stock is sold . . .” Reference is made to similar disclosure with respect to offering costs on page 65 of the Registration Statement. The Company has revised the disclosure related to this topic throughout the Registration Statement.

Accounting Standards Codification Topic (ASC) 450 generally requires the recognition of a liability when the occurrence of the liability is probable, can be reasonably estimated and relates to activities of the current or prior period. The Company currently does not know if or when it will meet the minimum offering requirement, and, even assuming that it meets the minimum offering requirement, it is uncertain if or when IIG will seek reimbursement for all or a portion of such costs incurred. Accordingly, the Company does not believe it meets the requirements of ASC 450 to recognize such costs as a liability.

3.	How long can expenses paid by IIG that are subject to reimbursement be repaid by the Company? Please include disclosure in the Notes to the Company’s Financial Statements indicating the expense payments made by IIG to date, the amount of money that IIG has available to pay for additional expenses incurred by the Company and the date or time period through which IIG will pay the Company’s expenses and the Company will reimburse IIG.

Response: The Company intends to reimburse expenses paid by IIG or its affiliates on its behalf for which IIG decides to seek reimbursement on a continuous basis, from time to time, if the minimum offering requirement has been met, if at all, from the date such requirement has been met through the end of the first quarter following the end of its offering period. IIG and its affiliates have assumed the risk of certain startup expenses until the fund has raised a sufficient amount of capital. IIG is confident that IIG and its affiliates have sufficient resources to pay for any additional organization and offering expenses incurred by or on behalf of the Company. The Company has revised the Notes to its Financial Statements to include the amount of organization and offering costs incurred by IIG and its affiliates as of March 31, 2012.

Christina DiAngelo

Division of Investment Management

June 20, 2012

4.	We note that the Company has disclosed that it will be receiving $1 million from each of IIG and Apollo Global Management, LLC, for an aggregate investment of $2 million. Are there any other investments from other investors of a similar or larger size that the Company is aware of at this time? If so, please provide disclosure in the Registration Statement describing such investments.

Response: The Company is not aware of any other investments of a similar or larger size at this time.

5.	In the Fees and Expenses table on pages 16-17 of the Registration Statement, please describe the expense reimbursement arrangement between IIG and the Company in footnote 3 to the table.

Response: The Company has revised the disclosure accordingly.

6.	In Note 4 to the Company’s financial statements, we note that the disclosure provides that the Company “intends to enter into an investment advisory agreement” with CĪON Investment Management, LLC (“CIM”), the Company’s external investment adviser. Please update this disclosure once the Company has entered into the agreement.

Response: At this time, the Company has not yet entered into the investment advisory agreement with CIM. The Company expects to enter into this agreement shortly before the Registration Statement is declared effective by the SEC. The Company will update this disclosure in the prospectus and provide the date the investment advisory agreement was executed.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus